As filed with the Securities and Exchange Commission on December 13, 2006
                                                        File No. 333-138194

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   FORM SB-1/A (Alternative 2) Amendment No. 1


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             KINGDOM KONCRETE, INC.
             (Exact name of registrant as specified in its charter)

         Nevada                           7389                   20-5587756
------------------------------    ------------------------   -------------------
(State or jurisdiction of        (Primary Industrial         I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.


         4232 E. Interstate 30, Rockwall, Texas 75087 (972) 771-4205
         ---- -- ---------- --- --------- ----- ----- ----- --------
       (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

           4232 E. Interstate 30, Rockwall, Texas 75087 (972) 771-4205
           ---- -- ---------- --- --------- ----- ----- ----- --------
(Address of principal place of business or intended principal place of business)

                                 Edward Stevens
           4232 E. Interstate 30, Rockwall, Texas 75087 (972) 771-4205
           ---- -- ---------- --- --------- ----- ----- ----- --------
(Name, address, including zip code, and telephone number, including area code of agent for service)

              Copies to:         T. Alan Owen
              ------ --
                             The Owen Law Firm, P.C.
                                Attorneys at Law
                        1112 E. Copeland Road, Suite 420
                             Arlington, Texas 76011
                               (817) 460-4498 Tel
                               (817) 795-0154 Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering.
|_|

                             -----------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|
                                -----------------

                         CALCULATION OF REGISTRATION FEE
================================================================================
Title of Each         Amount     Proposed        Minimum/Maximum    Amount of
Class of Securities    To be     Offering Price  Proposed Aggregate Registration
to be Registered     Registered  Per Share (1)   Offering  (1)      Fee
================================================================================
Common stock,
$0.001 par value
Minimum               150,000    $0.50           $  75,000          $  10
Maximum             1,000,000    $0.50           $ 500,000          $  64
================================================================================
Total maximum       1,000,000    $0.50           $ 500,000          $  64

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. |X|

(1) Estimated solely for the purpose of calculating the registration fee.

                                                         INITIAL PUBLIC OFFERING
                                                                      PROSPECTUS

                             KINGDOM KONCRETE, INC.

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

         We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, Edward Stevens after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The money we raise in this offering before the minimum amount, $75,000, is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. The offering will end on April 15, 2006 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. There is no minimum purchase requirement for subscribers.

The Offering:
                                150,000 shares              1,000,000 shares
                               Minimum offering             Maximum offering
                            ---------------------        ---------------------
                            Per Share      Amount        Per Share      Amount
                            --- -----      ------        --- -----      ------
Public Offering Price        $0.50       $ 75,000         $0.50        $500,000

Offering expenses are estimated to be $16,769 if the minimum number of shares are sold, which equates to $0.08 per share, and $33,769 if the maximum number of shares are sold, which equates to $0.04 per share.

There is currently no market for our shares. We intend to work with a market maker who would then apply to have our securities quoted on the over-the-counter bulletin Board or on an exchange as soon as practicable after our offering is complete which we expect will be before June 12, 2007. However, it is possible that we do not get trading on the over-the-counter bulletin Board, and if we do get quoted on the bulletin board, we may not satisfy the listing requirements for an exchange, which are greater than that of the bulletin board.


                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------



               This Prospectus is dated __________________________


                               PROSPECTUS SUMMARY

OUR COMPANY

         We were formed as a corporation on August 22, 2006 and immediately purchased 100% of the outstanding stock of Kingdom Concrete, Inc., a Texas corporation which was formed on July 18, 2003. The transaction was accounted for as a reverse merger. Our executive offices are located at 4232 E. Interstate 30, Rockwall, Texas 75087. We specialize in providing pre-mixed concrete into our mobile mixer trailers which are then towed by one of our customers to a job site of their choosing. The funds raised in this offering will be used to further develop our business and expand into other markets.

THE OFFERING

Our sole officer and director will be selling the offering.
                                                      Minimum        Midpoint      Maximum
                                                     ---------      ---------     ---------
Common shares offered                                  150,000        500,000     1,000,000
Common shares outstanding before this offering       5,000,000      5,000,000     5,000,000
                                                     ---------      ---------     ---------
Total shares outstanding after this offering         5,150,000      5,500,000     6,000,000


Officers, directors and their affiliates will be able to purchase a maximum of 5,000 shares in this offering or up to a cumulative total of ten percent of the aggregate offering sold, which will not count towards the minimum offering.


                            SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                                       Audited                Audited
       Balance Sheet:                                Aug 31, 2006            Dec 31, 2005
       ------- ------                                ------------------------------------
       Working Capital                               $(121,131)              $(137,125)
       Total Assets                                  $  93,037               $ 119,021
       Total Liabilities                             $ 155,164               $ 176,970
       Stockholders' Equity                          $ (62,127)              $( 57,949)

                                                      Audited                 Audited
                                                     Eight months           Twelve months
       Statement of Operations:                      Aug 31, 2006            Dec 31, 2005
       --------- -- -----------                      ------------------------------------
       Revenue                                       $  61,274               $   73,361
       Cost of sales                                 $  28,934               $   40,283
       Operating Expense                             $  34,808               $   52,237
       Other  income (expense)                       $(  1,710)              $(   3,527)

       Net Income (loss)                             $(  4,178)              $(  22,686)

Income per share: Basic & diluted                      ($ 0.00)                 ($0.00)
No. Shares outstanding                               5,000,000                5,000,000


                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.

WE HAVE A LIMITED OPERATING HISTORY, HAVING BEEN OPERATING SINCE JULY OF 2003, WITH CUMULATIVE LOSSES SINCE INCEPTION THAT COULD CAUSE US TO RUN OUT OF MONEY AND CLOSE OUR BUSINESS.

We have an accumulated deficit from operations. There is not sufficient gross revenue and profit to finance our planned growth and, without additional financing as outlined in this prospectus, we could continue to experience losses in the future. Our accumulated deficit from operations through August 31, 2006 was $86,681. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

We rely on our sole officer, Edward Stevens, to direct the affairs of the company and rely upon him competently operate the business. We do not have key man insurance on our sole officer and director and have no employment agreements with him. Should something happen to our sole officer, this reliance on a single person could have a material detrimental impact on our business and could cause the business to lose its place in the market, or even fail. Such events could cause the value of our stock to decline or become worthless.

OUR SOLE OFFICER WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer, Edward Stevens, will, in the aggregate, beneficially own approximately 90.29% (or 77.50% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could cause the value of our stock to decline or become worthless.


WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, WHICH, IF WE CANNOT OBTAIN, COULD CAUSE US TO HAVE TO CEASE OUR OPERATIONS.

Our capital requirements could be more than our operating income. As of August 31, 2006, our cash balance was $6,478. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for twelve months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We have no current or proposed financing plans or arrangements other than this offering. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH CURRENT OR FUTURE COMPETITORS BECAUSE OF THEIR WELL ESTABLISHED SUPPLY CHAINS AND RECOGNIZED NAMES WITH GREATER FINANCIAL RESOURCES, WHICH IF WE CANNOT OVERCOME, COULD CAUSE THE VALUE OF YOUR STOCK TO DECLINE OR BECOME WORTHLESS.

Although we have a niche in the market for providing ready mixed concrete for small users, 1 to 1 1/4 yards, there are many companies who have significantly greater resources than we do who could enter the market. Large home building supply stores or chains might see an advantage to provide the same product and service we do in order to draw customers into their stores. If these entities offer these services and products, they have advantages over us including longer operating histories and significantly greater financial resources, advertising, recognized names and other resources which they could use to their advantage. This increased competition could result in price pressure and reduced gross margins, which could harm our net sales and operating results, which in turn could cause your investment to decline and/or become worthless.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NEVER MATERIALIZE, AND AN INVESTOR MAY NOT BE ABLE TO SELL THEIR STOCK.

Prior to this offering, there has been no public market for our common stock. We plan work with a market maker who would then apply to have our securities quoted on the OTC Bulletin Board. In order to be quoted on the OTCBB, we must be sponsored by a participating market maker who would make the application on our behalf; at this time, we are not aware of a market maker who intends to sponsor our securities and make a market in our stock. Assuming we become quoted, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus. Additionally, if the market is not active or illiquid, investors may not be able to sell their securities.

IF A PUBLIC TRADING MARKET FOR OUR COMMON STOCK MATERIALIZES, WE WILL BE CLASSIFIED AS A `PENNY STOCK' WHICH HAS ADDITIONAL REQUIREMENTS IN TRADING THE STOCK, WHICH COULD CAUSE YOU NOT TO BE ABLE TO SELL YOUR STOCK.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a `penny stock'. We are not aware of a market maker who intends to make a market in our stock, but should we be cleared to trade, we would be classified as a `penny stock' which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

INVESTING IN A PENNY STOCK HAS INHERENT RISKS, AFFECTING BOTH BROKERS, BUYERS AND SELLERS, WHICH COULD CAUSE THE MARKETABILITY OF YOUR STOCK TO BE LESSER THAN IF THERE WERE NOT THOSE REQUIREMENTS.

When a seller of a `penny stock' desires to sell, they must execute that trade through a broker. Many brokers do not deal in penny stocks, so a seller's ability to market/sell their stock is reduced because of the number of brokers who engage in trading such stocks. Additionally, if a broker does engage in trading penny stocks, and the broker has a client who wishes to buy the stock, they must have the client fill out a number of pages of paperwork before they can execute the trade. These requirements cause a burden to some who may decide not to buy because of the additional paperwork. Thus, the marketability of your stock is less as a penny stock than as a stock listed on an exchange. This could cause your investment to be worth less liquid and investors may not be able to market their shares effectively.

SHAREHOLDERS PURCHASING SHARES IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION, CAUSING THEIR INVESTMENT TO immediaTELY BE WORTH LESS THAN THEIR PURCHASE PRICE.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering. This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution: (a) if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.00 per share and an immediate dilution to the new shareholders of $0.50 per common share; (b) if the midpoint of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.03 per share and an immediate dilution to the new shareholders of $0.47 per common share. and (c) if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.

INVESTORS ARE NOT ABLE TO CANCEL THEIR SUBSCRIPTION AGREEMENTS THEY SIGN, THEREFORE LOSING ANY CHANCE TO CHANGE THEIR MINDS.

Once the Company receives an investors subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.

OUR OFFERING PRICE OF $0.50 WAS DETERMINED ARBITRARILY BY OUR PRESIDENT. YOUR INVESTMENT MAY NOT BE WORTH AS MUCH AS THE OFFERING PRICE BECAUSE OF THE METHOD OF ITS DETERMINATION.

The President arbitrarily determined the price for the offering of $0.50 per share. As the offering price is not based on a specific calculation or metric the price has inherent risks and therefore your investment could be worth less than the offering price.


                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward looking statements. These forward looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward looking statements. In addition, the forward looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of August 31, 2006 was negative $62,127 or ($0.01) per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of August 31, 2006 would be:
($3,896) or $0.00 per share, if the minimum is sold, $163,604 or $0.03 per share, if the midpoint amount is sold, and $404,104 or $0.07 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.00 per share and an immediate dilution to the new shareholders of $0.50 per common share.

if the midpoint amount of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.03 per share and an immediate dilution to the new shareholders of $0.47 per common share.

if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.

The following table illustrates this per share dilution:
--------------------------------------------------------

                                               Minimum    Midpoint    Maximum
Assumed initial public offering price          $ 0.50     $ 0.50      $ 0.50
Book value as of August 31, 2006               $(0.01)    $(0.01)     $(0.01)
Projected book value after this offering       $ 0.00     $ 0.03      $ 0.07
Increase attributable to new stockholders:     $ 0.01     $ 0.04      $ 0.08

Projected book value
    as of August 31, 2006 after this offering  $ 0.00     $ 0.03      $ 0.07
Decrease to new stockholders                   $(0.50)    $(0.47)     $(0.43)
Percentage dilution to new stockholders          100%       94%         86%


         The following table summarizes and shows on a projected basis as of August 31, 2006, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

MINIMUM OFFERING
------- --------
                            Number        Percent                      Average
                           of shares      of shares       Amount       price per
                             owned        owned            paid         share
                             -----        -----            ----         -----
Current shareholders       5,000,000      97.09          $ 24,554      $ 0.005

New investors                150,000       2.91          $ 75,000      $ 0.50
                           -----------------------------------------------------
Total                      5,150,000     100.00          $  99,554

MIDPOINT OFFERING
-------- --------
                            Number        Percent                      Average
                           of shares      of shares       Amount       price per
                             owned        owned            paid         share
                             -----        -----            ----         -----
Current shareholders       5,000,000      90.91          $ 24,554      $ 0.005

New investors                500,000       9.09          $250,000      $ 0.50
                           -----------------------------------------------------
Total                      5,500,000      100.00         $274,554

MAXIMUM OFFERING
------- --------
                            Number        Percent                      Average
                           of shares      of shares       Amount       price per
                             owned        owned            paid         share
                             -----        -----            ----         -----

Current shareholders       5,000,000      83.33          $ 24,554      $ 0.005

New investors              1,000,000      16.67          $500,000      $ 0.50
                          -----------------------------------------------------
Total                      6,000,000     100.00          $524,554


                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Edward Stevens. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Stevens, or introduced to Mr. Stevens and personally contacted by him or referred to him. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. Stevens will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Mr. Stevens qualifies under this safe harbor because Mr. Stevens (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment. Affiliates may purchase shares in this offering but are limited to a maximum of 5,000 shares each or a cumulative total of 10% of the aggregate offering sold. These sales will not count toward meeting the minimum offering. All affiliates purchasing the stock will sign a document stating that the shares they purchase will be for investment and not for resale.

         The money we raise in this offering before the minimum amount is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit the funds in our bank account and retain the transfer agent who will then issue the shares. We do not have an escrow agreement or any other agreement regarding the custody of the funds we raise. The offering will end on June 12, 2007 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. The offering will close on June 12, 2007, if not terminated sooner.

         The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by June 12, 2007, the subscription agreement will be terminated and any funds received will be promptly returned to the investors.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.


                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.
         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                           $75,000    $250,000      $500,000
                                           Minimum    Mid-Level     Maximum
                                           -------    ---------     -------
Legal, Accounting & Printing Expenses       6,500      15,000        23,000
Other Offering Expenses                    10,269      10,769        10,769
Net Proceeds to Company                    58,231     224,231       466,231
                           ------------------------------------------------
TOTAL                                     $75,000   $ 250,000      $500,000

The following describes each of the expense categories:

* legal, accounting and printing expense is the estimated costs associated with this offering. As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.

* other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table sets forth how we anticipate using the net proceeds to the company:


                                           $75,000    $250,000      $500,000
                                           Minimum    Mid-level      Maximum
                                          --------    ---------     --------
Marketing/Advertising                     $  5,000    $  9,500      $ 18,000
Equipment purchases                         36,000     162,000       324,000
Salaries, commissions                       15,000      25,000        45,000
New location opening costs                   -0-        17,000        35,000
General corporate overhead(1)                2,231      10,731        44,231
                                          --------    --------      --------
Proceeds to company                       $ 58,231    $224,231      $466,231

(1)  General  Corporate   overhead  includes  office  rents,   office  supplies,
utilities, taxes, and any other administrative expense incurred in the normal course of business.

We do not plan to use any of the proceeds to pay off debts owed by the Company. Additionally, all amounts allocated for salaries/commissions will be for new hires and not for officers or directors of the company. For a more detailed discussion of the use of proceeds, reader is referred to the discussion of Use of Proceeds on page 15 of this offering.


                             DESCRIPTION OF BUSINESS

         Kingdom Koncrete, Inc. is a Nevada corporation which was incorporated in 2006 and immediately purchased 100% of the outstanding stock of Kingdon Conctete, Inc., a Texas corporation which was formed on July 18, 2003. The transaction was accounted for as a reverse merger.. In this registration statement, we refer to Kingdom Koncrete, Inc. as "we," "us" or "Kingdom" unless we specifically state otherwise or the context indicates otherwise. We specialize in providing pre-mixed concrete into our mobile mixer trailers which are then towed by one of our customers to a job site of their choosing. The funds from this offering will allow us to invest in the growth of our company through equipment purchases and advertising as well as possible strategic expansion and acquisition.

         Kingdom Concrete serves contractors and homeowners in the Lake Ray Hubbard of Rockwall Texas area with transit-mix trailers for small-pour concrete jobs. This process saves time, money and labor on a homeowners or small business' ready-mix cement project. Large concrete companies generally don't like small jobs as they are inherently unprofitable due to the small amount of concrete delivered. In addition, large concrete companies add a delivery fee for less than a full load and additional fees if the load cannot be unloaded immediately. Hand-mixing seems less expensive until all the costs are added up. Sufficient ready-mix sacks for one yard of concrete costs more than $110. Hand mixing is also back-breaking labor that results in an uneven distribution of moisture and aggregate.

         We sell concrete on small, manageable, mobile mixing trailers to help complete a smaller project. The result is less cost and a better product. One trailer can mix from 1/4 to 1 1/4 yards for patios, sidewalks, slabs, fence posts or other concrete work. We sell to companies, municipalities, subcontractors and homeowners.

         Our transit-mix trailers are a completely different concept. In the past, with other types of pre-mixed concrete, the mix would settle out and begin to set as it was being delivered to the job site, giving a limited range and an inferior product that was difficult to work with. Our trailers mix on the way to the job, just like the "big" trucks. The concrete arrives ready for the job. Our pricing is competitive with hardware store ready-mix sacks and much easier to manage physically. Compared to cement truck prices for small-pours, we provide an economic benefit in that the customer pays only for what they use and need. Pricing is structured on a residential, contractor, and multiple load basis. As of September 1, 2006, our general pricing structure was as follows:

   ===========================================================================
              1/4 yard     1/2 yard      3/4 yard       1 yard     1 1/4 yard
   ===========================================================================
     4 bag           $73          $86           $99          $112         $125
   ===========================================================================
     5 bag           $75          $89          $103          $118         $132
   ===========================================================================
     6 bag           $76          $92          $107          $123         $139
   ===========================================================================
'4 bag', '5 bag', '6 bag' refer to the proportion of cement in the mix. The higher the bag count, the higher the PSI (strength) of the concrete. We provide flexibility in that a customer can order the appropriate mix for the project, for example:

     o    4 bag mix: Fence posts

     o    5 bag mix: Sidewalks, slabs, or footers
     o    6 bag mix: Driveways

         The cost includes 2 hours use of the trailer. There is a $25 per hour charge if the trailer is kept over two hours. There is also a charge of $50 for a cleaning fee if the trailer is brought back dirty. A trailer with one yard of concrete weighs approximately 6000 pounds. This usually requires at least a 1/2 ton pickup or a full-size SUV. Customers are required to have the necessary vehicle capacity for towing. A class III hitch with a 2" ball is needed. The trailers are equipped with brakes for safer towing.

         We require the trailer be as clean and attractive for the next customer as it was for the prior one. To that end, we require each customer clean and spray down the trailer before returning it to the plant. We charge a cleaning fee if the trailer is returned dirty.

         As of September 1, 2006, we had 4 portable ready-mixed concrete trailers and one batch plant. Our operations consist principally of formulating, preparing and delivering ready-mixed concrete to the trailers at our batch plant in Rockwall Texas. Our marketing efforts primarily target general contractors, developers and home builders whose focus is on price, flexibility, and convenience.

INDUSTRY OVERVIEW

General

          Ready-mixed concrete is a highly versatile construction material that results from combining coarse and fine aggregates, such as gravel, crushed stone and sand, with water, various admixtures and cement. Ready-mixed concrete can be manufactured in thousands of variations, which in each instance may reflect a specific design use. Manufacturers of ready-mixed concrete generally maintain only a few days' inventory of raw materials and must coordinate their daily materials purchases with the time-sensitive delivery requirements of their customers.

          The quality of ready-mixed concrete is time-sensitive, as it becomes difficult to place within 90 minutes after mixing. Many ready-mixed concrete specifications do not allow for its placement beyond that time. Consequently, the market for a permanently installed ready-mixed concrete plant generally is limited to an area within a 25-mile radius of its location. Concrete manufacturers produce ready-mixed concrete in batches at their plants and use mixer and other trucks to distribute and place it at the job sites of their customers. These manufacturers generally do not provide paving or other finishing services, which construction contractors or subcontractors typically perform.

          Concrete manufacturers generally obtain contracts through local sales and marketing efforts they direct at general contractors, developers and home builders. As a result, local relationships are very important.

          Based on industry information available from the National Ready-Mixed Concrete Association (NRMCA) website at www.nrmca.org, there are, in addition to vertically integrated manufacturers of cements and aggregates, over 2,300 independent ready-mixed concrete producers currently operate approximately 6,000 plants in the United States. Larger markets generally have numerous producers competing for business on the basis of price, timing of delivery and reputation for quality and service.

          Annual usage of ready-mixed concrete in the United States remains near record levels. From the NRMCA website, total sales from the production and delivery of ready-mixed concrete in the United States over the past three years were as follows, based upon approximately $70 per cubic yard (in millions):

            Year        Production (cubic yds)    Est. $/cubic yd    Volume
            ------------------------------------------------------------------
            2005        455,876,000               $66.50             $  33,219
            2004        431,498,000               $67.50             $  29,109
            2003        404,333,000               $72.50             $  26,938

          As an important material for construction and repair, ready-mixed concrete historically benefited from relatively stable demand and pricing but has experienced significant price increases over the past 18 months, driven largely by strong construction activity and increases in cement prices.

          Four major segments of the construction industry accounted for the following approximate percentages of the total volume of ready-mixed concrete produced in the United States in 2005:
             Residential construction                                     34  %
             Commercial and industrial construction                       19  %
             Street and highway construction and paving                   18  %
             Other public works and infrastructure construction           29  %

          Historically, barriers to the start-up of a new ready-mixed concrete manufacturing operation were low. During the past several years, public concerns about dust, process water runoff, noise and heavy mixer and other truck traffic associated with the operation of ready-mixed concrete plants and their general appearance have made obtaining the permits and licenses required for new plants more difficult. Delays in the regulatory process, coupled with the substantial capital investment that start-up operations entail, have raised the barriers to entry for those operations.

OUR BUSINESS STRATEGY

          Our objectives are to become the leading provider of ready-mixed concrete in our primary market and to further expand the geographic scope of our business and, on a select basis, to integrate our operations vertically through acquisitions of aggregates supply sources that support our ready-mixed concrete operations. We plan to achieve this objective by continuing to implement our business strategy, which includes the primary elements we discuss below.

PURSUING DISCIPLINED GROWTH THROUGH ACQUISITIONS

          The U.S. ready-mixed concrete industry, with over 2,300 small, independent producers, is a fragmented but increasingly consolidating industry. We believe these industry characteristics present growth opportunities for a company with a focused acquisition program and access to capital.

          Our acquisition program targets opportunities for expanding in our existing markets and entering new geographic markets in the U.S. We are in the process of identifying acquisitions that we believe represent attractive opportunities to strengthen local management, implement cost-saving initiatives, achieve market-leading positions and establish best practices. We cannot provide any assurance, however, as to the impact of any future acquisition we may complete on our future earnings per share.

          Expanding in Existing Markets. We seek to further penetrate our markets by seeking to acquire other well-established companies in those markets. To date, we have not identified or engaged in negotiations with a prospective acquisition candidate. By expanding in existing markets through acquisitions, we strive to:
          o eliminate duplicate staff and facilities and reduce material and operating costs and other selling, general and administrative expenses;

          o    increase customer cross-selling opportunities; and

          o improve utilization and range of mixer trailers through access to additional plants.

          Entering New Geographic Markets. We seek to enter new geographic markets that demonstrate prospects for growth. In any new market we enter, we will target for acquisition one or more leading local or regional companies that can serve as platform businesses into which we can consolidate other operations. We generally expect these platform acquisition candidates to have historically successful operating results, established customer relationships and superior operational management personnel whom we will be able to retain.

          We believe there are numerous potential acquisition candidates in our existing markets and in new markets. Although we have no binding agreement to effect any acquisition, we have experienced increases in inquiries and similar communications with brokers and other representatives of potential acquisition candidates over the past year.

IMPROVING MARKETING AND SALES INITIATIVES

          Our marketing strategy emphasizes the sale of value-added products to customers more focused on reducing their in-place building material costs than on the price per cubic yard of the ready-mixed concrete they purchase. We also strive to increase operating efficiencies. We believe that, if we continue to increase in size on both a local and national level, we should continue to experience future productivity and cost improvements in such areas as:

          o    materials, through procurement and optimized mix designs;

          o purchases of mixer trailers and other equipment, supplies, spare parts and tools;

          o    vehicle and equipment maintenance; and

          o    insurance and other risk management programs.

OPERATIONS

          Our ready-mixed concrete plant consists of a fixed facilities that produces ready-mixed concrete in primarily wet batches. Our fixed-plant facilities produce ready-mixed concrete that is transported to a job sites by our mixer trailers.

          Our wet batch plant serves a local market that we expect will have consistently high demand as opposed to dry batch plants that will serve markets that we expect will have a less consistent demand. A wet batch plant generally has a higher initial cost and daily operating expense but yields greater consistency with less time required for quality control in the concrete produced and generally has greater daily production capacity than a dry batch plant. The batch operator in a dry batch plant simultaneously loads the dry components of stone, sand and cement with water and admixtures in a mixer truck that begins the mixing process during loading and completes that process while driving to the job site. In a wet batch plant, the batch operator blends the dry components and water in a plant mixer from which the operator loads the already mixed concrete into the mixer trailer which leaves for the job site promptly after loading.

          Any future decisions we make regarding the construction of additional plants will be impacted by market factors, including:

          o    the expected production demand for the plant;

          o    the expected types of projects the plant will service; and

          o    the desired location of the plant.

          Mixer trailers slowly rotate their loads en route to job sites in order to maintain product consistency. One of our mixer trailers typically has a load capacity of 1 to 1 1/4 cubic yards, or approximately 6,000 pounds, and an estimated useful life of 15 years. A new trailer of this size currently costs approximately $18,000. As of September 1, 2006, we operated a fleet of 4 mixer trailers, which had an average age of approximately 3 years.

CEMENT AND OTHER RAW MATERIALS

          We obtain most of the materials necessary to manufacture ready-mixed concrete on a daily basis. These materials include cement, which is a manufactured product, stone, gravel and sand. Our batch plant typically maintains an inventory level of these materials sufficient to satisfy its operating needs for a few days. Cement represents the highest cost material used in manufacturing a cubic yard of ready-mixed concrete, while the combined cost of the stone, gravel and sand used is slightly less than the cement cost. We purchase each of these materials from several suppliers. We are not dependent on any one supplier. We have not entered into any supply agreements with any of our suppliers.

MARKETING AND SALES

          General contractors typically select their suppliers of ready-mixed concrete. We believe the purchasing decision for many jobs ultimately is relationship-based. Our marketing efforts target general contractors, developers, and homebuilders whose focus is on price, flexibility, and convenience.

CUSTOMERS

          We rely heavily on repeat customers. Our management is responsible for developing and maintaining successful long-term relationships with key customers. We are not dependent on any one customer. Rather, we have built up a customer base which we market to, and these have developed into steady repeat customers.

COMPETITION

          The ready-mixed concrete industry is highly competitive. Our competitive position in our market depends largely on the location and operating costs of our ready-mixed concrete plant and prevailing prices in that market. Price is the primary competitive factor among suppliers for small or simple jobs, principally in residential construction, while timeliness of delivery and consistency of quality and service along with price are the principal competitive factors among suppliers for large or complex jobs. Our competitors range from small, owner-operated private companies to subsidiaries or operating units of large, vertically integrated manufacturers of cement and aggregates. Our vertically integrated competitors generally have greater manufacturing, financial and marketing resources than we have, providing them with a competitive advantage. Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us for jobs that are particularly price-sensitive. Competitors having greater financial resources also may have competitive advantages over us. See "Risk Factors - We may lose business to competitors who underbid us and we may be otherwise unable to compete favorably in our highly competitive industry."

EMPLOYEES

         We currently employ one employee, the President.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

          A wide range of federal, state and local laws, ordinances and regulations apply to our operations, including the following matters:

          o    land usage;

          o    street and highway usage;

          o    Air quality; and

          o    health, safety and environmental matters.

          In many instances, we are required to have various certificates, permits or licenses to conduct our business. Our failure to maintain these required authorizations or to comply with applicable laws or other governmental requirements could result in substantial fines or possible revocation of our authority to conduct some of our operations. Delays in obtaining approvals for the transfer or grant of authorizations, or failures to obtain new authorizations, could impede acquisition efforts.

          Environmental laws that impact our operations include those relating to air quality, solid waste management and water quality. These laws are complex and subject to frequent change. They impose strict liability in some cases without regard to negligence or fault. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative or civil penalties and criminal prosecution. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. In addition, businesses may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. These laws also may expose us to liability for the conduct of or conditions caused by others, or for acts that complied with all applicable laws when performed.

          We have all material permits and licenses we need to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our capital expenditures relating to environmental matters were not material in 2005. We currently do not anticipate any material adverse effect on our business, financial condition, results of operations or cash flows as a result of our future compliance with existing environmental laws controlling the discharge of materials into the environment.

INSURANCE:
We are only  required  to insure the  trailers  against  liability  and  damage.
Additionally, the company maintains hazard insurance on the batch plant property. No claims are outstanding as of September 1, 2006.

FUTURE PRODUCTS AND SERVICES:
The Company plans to increase the size of its trailer fleet as well as build additional batch plants in strategic locations. No additional services outside of the offering of ready mixed concrete are contemplated at this time. As referenced in Managements Discussion and Plan of Operations, if we were to raise the maximum in this offering, we plan to purchase up to four additional mixing trailers and a new concrete mixing plant. Under such a scenario, the two new locations as referenced would be in a geographical 60 mile radius to our current operations, concentrated in high population areas. Reader is referred to Managements Discussion And Plan of Operation for additional detail.

OPERATIONS AND TECHNOLOGY:
         We are not subject to a dependence on technology.

RESEARCH AND DEVELOPMENT:
         The company does not have in development a product that will require the use of a material amount of the assets of the company. Since inception, the company has spent zero ($0) on company- sponsored research and development. Future expenditures will be dependent on the operating income generated from our product and the amount raised in this offering. If the minimum amount is raised the company plans to spend up to $2,000 in research and development. If the mid-level amount is raised, the company plans to spend $3,000 in research and development. If the maximum amount is raised, the company plans to spend up to $5,000 in research and development.


                  MANAGEMENTS DISCUSSION AND PLAN OF OPERATIONS

         As of August 31, 2006 our cash balance was $6,478 and at December 31, 2005 it was $4,261.


Revenues for the eight month period ending August 31, 2006 totaled $61,274 a $11,350 or 23% increase from revenue of $49,924 for the same period in 2005. The increase in revenue is attributed to increased awareness and reputation of the business and the development of a recurring customer base.

The company incurred a loss through the first eight months of 2006 of $4,178 an improvement of $7,617 or 65% from a loss of $11,795 during the same period in 2005. The improvement is due to the increased sales volume. The loss is attributable to the inability of the company to generate sufficient revenue to offset overhead and other fixed expenses.

Net cash provided by operations in the eight month period ending August 31, 2006 were $$13,343 an increase of $7,289 or 120% from $6,054 in the same period in 2005. The increase is due to the increased volume that flowed through to net income.

Revenues for fiscal year 2005 totaled $78,751, a $48,126 or 157% increase from revenues of $30,625 in fiscal year 2004. The increase in revenue can be attributed to a focusing of the company to develop their customer base and trailer fleet.

Through the first eight months of fiscal year 2006, our revenues totaled $64,335. Annualized for 2006, revenues are projected to total $96,503 or $17,751 ahead of revenues for 2005. This represents a 23% increase over 2005 revenues.

The company experienced a loss of $45,355 for fiscal year 2004 and a loss of $22,261 for fiscal year 2005. The loss in both years was attributable to the inability of the company to generate sufficient revenue to offset overhead and other fixed expenses. However, on a cash basis fiscal year 2005 reflected positive cash flow of $4,512.

The plan of operations for the 12 months following the commencement of this offering will include the continued growth plan. The Company plans to implement this growth plan by purchasing additional equipment for rent and entering other geographic markets. If the maximum amount is raised, we expect to spend $324,000 on additional equipment which for each new location would include a concrete mixing plant of approximately $90,000 and 4 mixing trailers of approximately $18,000 each.

Augmenting our growth will be the addition of salesmen at each location. The company has budgeted $45,000 for salaries and commissions if the maximum amount is raised in this offering. If the maximum amount is raised, the majority of this will be used for the operator/salesman at each new location.

If the maximum amount is raised, we plan to open two additional locations. We have budgeted $34,000 if the maximum is raised, $17,000 if the midpoint is raised for one new location and nothing is budgeted for new locations if we raise the minimum amount. These costs will be for the rental location and start up costs associated with the new location(s).

Marketing and advertising costs will be determined by the amount raised in the initial offering. If the maximum amount of $500,000 is raised, these costs are projected to total $18,000 in the first 12 months of operation. As previously mentioned, advertising costs will include targeted mailings to small contractors and homeowners. If the minimum amount is raised in this offering, in the first 12 months of operation, $5,000 is budgeted to be spent on advertising.

We will not use the proceeds of the offering to pay down debt

Generating Sufficient Revenue:
-----------------------------
Since inception, we have generated revenue through minimal advertising, referrals and word of mouth. For the next twelve months we plan to continue generating revenue by the same means, but with more of an emphasis on advertising.

The Company plans to generate sufficient revenue by expanding and developing its rental fleet and increasing market penetration.

Financing Needs:
---------------
Our cash flows since inception have not been adequate to support on-going operations. As noted above, the Company's financing needs for the next twelve months can and will be met even if the minimum offering amount is raised. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are located in a 1,250sf office warehouse space and a half acre of land at 4232 E. Interstate 30, Rockwall, Texas 75087.


         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:


Edward Stevens          52         Director, President; Secretary and Director


Background of Directors and Executive Officers:

Edward Stevens.
Mr. Stevens graduated from Indiana State University in 1989 with a BS in Electronic Technology. He was a Design Engineer with Grand Transformer, Inc., Plano, Texas from 1989 through 2003 before becoming a Design Engineer with Nova Magnetics, Inc., in Garland, Texas from 2003 to the present where he is still employed on a part time basis. In addition, in 2003 Mr. Stevens started Kingdom Concrete, Inc. which is the subsidiary of Kingdom Koncrete, Inc., being the President of both. Mr. Stevens is at the Kingdom Concrete, Inc. plant six days a week and spends approximately six hours on any given day on Kingdom Concrete, Inc. affairs. He spends approximately two hours a day working on projects for Nova Magnetics, Inc. out of the Kingdom Concrete offices.


                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director received the following compensation for the years of 2004 and 2005. He has no employment contract with the company.

    Name of Person         Capacity in which he served         Aggregate
Receiving compensation        to receive remuneration         remuneration
----------------------     -----------------------------------------------
     Edward Stevens           President, Secretary              2006 - $0
                                and Treasurer                   2005 - $0

         As of the date of this offering, our sole officer is our only employee. We have no plans to pay remuneration to any other officer in or associated with our company. When we have funds and/or revenue, our board of directors will determine any other remuneration at that time.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS


         In August 2006, we exchanged 5,000,000 shares of common stock for 100% of the outstanding stock of Kingdom Concrete, Inc., a Texas corporation formed in July 2003, with equity of $24,554. In this transaction, the president of the company received 4,650,000 shares of common stock in consideration for his 93% ownership in the Texas corporation. The President received his 4,650,000 shares for equity of $22,835.

         Our President and Sole Director, Edward Stevens, has advanced funds to the company. As of August 31, 2006, the date of financials included with this filing, the company owed Mr. Stevens $114,156.

         As of the date of this filing, there are no other agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

*        a director or officer of the issuer;
*        any principal security holder;
*        any promoter of the issuer;
* any relative or spouse, or relative of such spouse, of the above referenced persons.


                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding common stock, and all officers and directors of the company:
                                         Amount               Amount
                                         Owned                Owned
Title / relationship                     Before the           After the
 to Issuer              Name of Owner    offering    Percent  offering   Percent
----------              -------------    ---------------------------------------

President, Secretary
  and Director          Edward Stevens   5,000,000   93.00%
                               Minimum                        5,000,000   90.29%
                               Maximum                        5,000,000   77.50%


No options, warrants or rights have been issued by the Company.



               The remainder of this page intentionally left blank

                               SIGNIFICANT PARTIES

         The following table lists the relationship of the significant parties to the issuer:

Relationship                   Name and
to Issuer                      business address             Residential address
---------                      ----------------             -------------------

Officer                        Edward Stevens
and Director                   4232 E. Interstate 30        7808 Pennridge
                               Rockwall, Texas 75087        Rowlett, Texas 75088

Record owners of               Edward Stevens
5% (or more) owner             4232 E. Interstate 30        7808 Pennridge
of equity securities           Rockwall, Texas 75087        Rowlett, Texas 75088

Beneficial owner of            Edward Stevens
5% (or more) owner             4232 E. Interstate 30        7808 Pennridge
of equity securities           Rockwall, Texas 75087        Rowlett, Texas 75088

Counsel to Issuer              The Owen Law Firm, P.C.
                               1112 E. Copeland Road
                               Suite 420
                               Arlington, Texas 76011



                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share. As of October 10, 2006, we had 5,000,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders and all who subscribe to common shares in this offering do not have a preemptive right to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors. These provisions apply to all holders of our common stock.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.

                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, The Hall Group, CPA's as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our bylaws provide that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware Law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

                           Insofar as  indemnification  for liabilities  arising
                  under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.


                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is T. Alan Owen, The Owen Law Firm, P.C., 1112 E. Copeland Road, Suite 420, Arlington, Texas 76011.



                                     EXPERTS

         The financial statements as of August 31, 2006, and for the eight months ended August 31, 2006, and the financial statements as of December 31, 2005 and 2004, and for the twelve months ended December 31, 2005 and 2004 of the company included in this prospectus have been audited by The Hall Group, CPA's, independent certified public accountants, as set forth in his report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.

                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.


                                 CAPITALIZATION

The following table sets forth our capitalization as of August 31, 2006. Our capitalization is presented on:

*        an actual basis;

* a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering; and

* a pro forma basis to give effect to net proceeds from the sale of the midpoint number of shares (500,000) we plan to sell in this offering; and

* a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.

                                   Actual       After       After      After
                                   Audited      Minimum     Midpoint   Maximum
                                 Aug 31, 2006   Offering    Offering   Offering
                                -------------   --------    --------   --------
Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;           5,000      5,150       5,500      6,000
Additional Paid In Capital             19,554     77,635     244,785    484,785
Retained earnings                    ( 86,681)  ( 86,681)   ( 86,681)  ( 86,681)
Total Stockholders' Equity           ( 62,127)  (  3,896)    163,604    404,104

Total Capitalization                 ( 62,127)  (  3,896)    163,604    404,104

Number of shares outstanding        5,000,000  5,150,000   5,500,000  6,000,000

         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.



                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Management of Kingdom Koncrete, Inc.
Rockwall, Texas

We have audited the accompanying consolidated balance sheet of Kingdom Koncrete, Inc. as of December 31, 2004 and the related consolidated statements of operations, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingdom Koncrete, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.







/s/ The Group, CPAs
-------------------
The Hall Group, CPAs

Dallas, Texas
September 28, 2006




                             KINGDOM KONCRETE, INC.
                           Consolidated Balance Sheet
                                December 31, 2004


ASSETS
      Current Assets
            Cash and Cash Equivalents                                      $   3,058
                                                                           ---------
                Total Current Assets                                           3,058

      Fixed Assets
            Equipment                                                        158,458
            Leasehold Improvements                                             7,245
            Office Equipment                                                     675
            Less: Accumulated Depreciation                                   (24,844)
                                                                           ---------
                Total Fixed Assets                                           141,534
                                                                           ---------

                     TOTAL ASSETS                                          $ 144,592
                                                                           =========

LIABILITIES AND STOCKHOLDERS' EQUITY
      Current Liabilities
            Accounts Payable                                               $     763
            Due to Shareholder                                               121,398
            Current Portion of Long-Term Debt                                 10,667
                                                                           ---------
                Total Current Liabilities                                    132,828

      Long-Term Liabilities
            Notes Payable                                                     57,694
            Less: Current Portion                                            (10,667)
                                                                           ---------
                Total Long-Term Liabilities                                   47,027

                Total Liabilities                                            179,855

      Stockholders' Equity
            Common stock, $.001 par value, 50,000,000 shares authorized,
                5,000,000 shares issued and outstanding                        5,000
            Additional Paid-In Capital                                        19,554
            Retained Earnings (Deficit)                                      (59,817)
                                                                           ---------
                Total Stockholders' Equity (Deficit)                         (35,263)
                                                                           ---------

                     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 144,592
                                                                           =========


The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                      Consolidated Statement of Operations
                      For the Year Ended December 31, 2004


REVENUES                                                     $    27,866

COST OF SALES                                                     16,870
                                                             -----------

      GROSS PROFIT                                                10,996

OPERATING EXPENSES
      Depreciation and Amortization                               23,638
      General and Administrative:
           Bank Charges and Fees                                     459
           Insurance                                               5,834
           Marketing and Advertising                               3,149
           Office Expense                                          3,371
           Professional Fees                                       2,075
           Rent                                                   12,150
           Repairs and Maintenance                                 1,154
           Telephone                                                 706
           Utilities                                                 349
                                                             -----------
           TOTAL OPERATING EXPENSES                               52,885
                                                             -----------

NET OPERATING (LOSS)                                             (41,889)
OTHER INCOME (EXPENSE)
      Interest Expense                                            (4,229)
                                                             -----------
           TOTAL OTHER INCOME (EXPENSE)                           (4,229)
                                                             -----------
NET (LOSS) BEFORE INCOME TAXES                                   (46,118)

      Provision for Income Taxes (Expense) Benefit                     0
                                                             -----------

NET (LOSS)                                                   $   (46,118)

      Beginning Retained Earnings (Deficit)                      (13,699)
                                                             -----------

ENDING RETAINED EARNINGS (Deficit)                           $   (59,817)
                                                             ===========
EARNINGS PER SHARE

      Weighted Average of Outstanding Shares                   5,000,000
                                                             ===========
      Income (Loss) for Common Stockholders                  $     (0.01)
                                                             ===========



   The accompanying notes are an integral part of these financial statements.



                             KINGDOM KONCRETE, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                      For the Year Ended December 31, 2004

                                                                                        Retained
                                            Common Stock                Paid-In         Earnings
                                       Shares          Amount           Capital         (Deficit)          Totals
                                    -------------   -------------   --------------   --------------   --------------

Beginning Stockholder's Equity         5,000,000    $      5,000    $      19,554    $     (13,699)   $      10,855

Net (Loss)                                     0               0                0          (46,118)         (46,118)
                                    -------------   -------------   --------------   --------------   --------------

Ending Stockholders'
      Equity (Deficit)                 5,000,000    $      5,000    $      19,554          (59,817)   $     (35,263)
                                    =============   =============   ==============   ==============   ==============



The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                      Consolidated Statement of Cash Flows
                      For the Year Ended December 31, 2004


CASH FLOWS FROM OPERATING ACTIVITIES
      Net (Loss)                                                    $(46,118)
      Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation                                               23,638
           Increase in Accounts Payable                                  763
                                                                    --------

                Net Cash (Used) by Operating Activities              (21,717)

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of Fixed Assets                                       (29,286)
                                                                    --------

                Net Cash (Used) by Investing Activities              (29,286)

CASH FLOWS FROM FINANCING ACTIVITIES
      Payments on Note Payments                                       (9,966)
      Proceeds from Shareholder Loan                                  58,918
                                                                    --------

                Net Cash Provided by Financing Activities             48,952
                                                                    --------

NET (DECREASE) IN CASH AND CASH EQUIVALENTS                           (2,051)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         5,109
                                                                    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                            $  3,058
                                                                    ========


SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense                $  4,229
                                                                    ========



The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004


NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Operations, History and Organization:
         ----------------------------------------------

         Kingdom Koncrete, Inc. (The "Company") operates a carry and go concrete
         business.   The  Company  is  located  in   Rockwall,   Texas  and  was
         incorporated on August 22, 2006 under the laws of the State of Nevada.

         Kingdom Koncrete, Inc. is the parent company of Kingdom Concrete, Inc. (Kingdom Texas), a company incorporated under the laws of the State of Texas. Kingdom Texas was established in 2003 and for the past three years has been operating a single plant in Texas.

         On August 22, 2006, Kingdom Koncrete, Inc. ("Koncrete Nevada"), a private holding company established under the laws of Nevada, was formed in order to acquire 100% of the outstanding common stock of Kingdom Texas. On June 30, 2006, Koncrete Nevada issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Kingdom Texas. As a result of the share exchange, Kingdom Texas became the wholly owned subsidiary of Koncrete Nevada. As a result, the shareholders of Kingdom Texas owned a majority of the voting stock of Koncrete Nevada. The transaction was regarded as a reverse merger whereby Kingdom Texas was considered to be the accounting acquirer as its shareholders retained control of Koncrete Nevada after the exchange, although Koncrete Nevada is the legal parent company. The share exchange was treated as a recapitalization of Koncrete Nevada. As such, Kingdom Texas, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Koncrete Nevada had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

         Significant Accounting Policies:
         --------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. It is also necessary for management to determine, measure and allocate resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004

NOTE 1 - (CONTINUED)
--------------------

                  Basis of Presentation:
                  ---------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash Equivalents:
                  ----------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Revenue Recognition:
                  -------------------

                  Revenue is recognized at completion of services. Collections are made at the point of sale resulting in no accounts receivable.

                  Rental and product sales: Revenue is recognized at the point of sale (i.e. when a customer pays). The cost includes the product in, and the two hour rental of, the mixer. A customer pays before leaving the premises as Kingdom Koncrete has completed its service by filling and making the mixer ready for use.

                  Late fees: Revenue is recognized when a mixing trailer is returned late. At this time the fee, as agreed in the sales order, is assessed against the credit card or the customer pays in cash.

                  Cleaning fees: Revenue is recognized when a mixing trailer is returned and it has not been cleaned. At this time cleaning fees, as agreed in the sales order, are assessed against the credit card or the customer pays in cash.

                  Income Taxes:
                  ------------

                  Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

                  Advertising:
                  -----------

                  Advertising and promotion costs are expensed as incurred. These expenses were $3,149 for the year ending December 31, 2004.

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004

NOTE 1 - (CONTINUED)
--------------------

                  Property and Equipment
                  ----------------------

                  Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five to seven years.

                  Earnings (Loss) per Share:
                  -------------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  ----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at December 31, 2004 are as follows:

                  Machinery and Equipment                     $  158,458
                  Office Equipment                                   675
                  Leasehold Improvements                           7,245
                  Less:  Accumulated Depreciation               ( 24,844)
                                                              ----------

                           Total Fixed Assets                 $  141,534
                                                              ==========

         Depreciation expense was $23,638 for the year ended December 31, 2004.

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004

NOTE 3 - NOTES PAYABLE
----------------------


         The Company acquired machinery and equipment through a BankOne SBA loan on September 12, 2003 in the amount of $70,000 with an interest rate of 6.59%. The monthly payment is $1,183 including principal and interest for 71 months, due August 12, 2009. Balances at December 31, 2004 are as follows:

                                            Balance      Current       Long-
                                          Remaining      Portion       Term
                                          ---------      ---------     -------

                  BankOne SBA Loan        $  57,694      $  10,667     $47,027
                                          =========      =========     =======

         Interest expense was $4,229 for the year ended December 31, 2004.

NOTE 4 - COMMON STOCK
---------------------

         The Company is authorized to issue 50,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2004, there were 5,000,000 shares outstanding.


NOTE 5 - INCOME TAXES
---------------------

         The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         The provision for refundable Federal income tax consists of the following:


                  Refundable Federal income tax attributable to:
                  Cumulative net operating loss               $   (59,817)
                  Less: Change in valuation allowance              59,817
                                                              -----------

                           Net refundable amount              $         0
                                                              ===========

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2004

NOTE 5 - CONTINUED
-----------------

         The cumulative tax effect at the minimum tax rate of 34% of significant items comprising the Company's net deferred tax amounts are as follows:

                  Deferred tax asset attributable to:
                  Cumulative net operating loss carryover     $ (20,338)
                  Less: Valuation allowance                      20,338
                                                              ---------

                           Net deferred tax asset             $       0
                                                              =========

         The realization of deferred tax benefits is contingent upon future earnings.



NOTE 6 - DUE TO SHAREHOLDER -RELATED PARTY TRANSACTION
------------------------------------------------------

         The Company is obligated to a shareholder for funds advanced to the Company for start up expenses and working capital. The advances are unsecured and are to be paid back as the Company has excess funds to do so. There is no interest paid on these funds.


NOTE 7 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

The Organization leases an office and operational facilities on a month to month basis. Rent expense was 12,150 for the year ended December 31, 2004.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Management of Kingdom Koncrete, Inc.
Rockwall, Texas

We have audited the accompanying consolidated balance sheet of Kingdom Koncrete, Inc. as of December 31, 2005 and the related consolidated statements of operations, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingdom Koncrete, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.







/s/ The Hall Group, CPAs
------------------------
The Hall Group, CPAs

Dallas, Texas
September 28, 2006




                             KINGDOM KONCRETE, INC.
                           Consolidated Balance Sheet
                               December 31, 2005


ASSETS
      Current Assets
            Cash and Cash Equivalents                                      $   4,261
                                                                           ---------
                Total Current Assets                                           4,261

      Fixed Assets
            Equipment                                                        158,458
            Leasehold Improvements                                             7,245
            Office Equipment                                                     675
            Less: Accumulated Depreciation                                   (51,618)
                                                                           ---------
                Total Fixed Assets                                           114,760
                                                                           ---------

                     TOTAL ASSETS                                          $ 119,021
                                                                           =========

LIABILITIES AND STOCKHOLDERS' EQUITY
      Current Liabilities
            Accounts Payable                                               $   1,188
            Due to Shareholder                                               128,756
            Current Portion of Long-Term Debt                                 11,442
                                                                           ---------
                Total Current Liabilities                                    141,386

      Long-Term Liabilities
            Notes Payable                                                     47,026
            Less: Current Portion                                             11,442
                                                                           ---------
                Total Long-Term Liabilities                                   35,584

                Total Liabilities                                            176,970

      Stockholders' Equity
            Common stock, $.001 par value, 50,000,000 shares authorized,
               5,000,000 shares issued and outstanding                         5,000
            Additional Paid-In Capital                                        19,554
            Retained Earnings (Deficit)                                      (82,503)
                                                                           ---------
                Total Stockholders' Equity (Deficit)                         (57,949)
                                                                           ---------

                     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $ 119,021
                                                                           =========


The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                      Consolidated Statement of Operations
                      For the Year Ended December 31, 2005


REVENUES                                                          $    73,361

COST OF SALES                                                          40,283
                                                                  -----------

           GROSS PROFIT                                                33,078

OPERATING EXPENSES
      Depreciation and Amortization                                    26,773
      General and Administrative
           Bank Charges and Fees                                          809
           Insurance                                                    4,232
           Marketing and Advertising                                    2,504
           Office Expense                                               2,799
           Rent                                                        12,600
           Repairs and Maintenance                                      1,490
           Telephone                                                      599
           Utilities                                                      431
                                                                  -----------
               TOTAL OPERATING EXPENSES                                52,237
                                                                  -----------
NET OPERATING (LOSS)                                                  (19,159)

OTHER INCOME (EXPENSE)
      Interest Expense                                                 (3,527)
                                                                  -----------
           TOTAL OTHER INCOME (EXPENSE)                                (3,527)
                                                                  -----------

NET (LOSS) BEFORE INCOME TAXES                                        (22,686)

      Provision for Income Taxes (Expense) Benefit                          0
                                                                  -----------

NET (LOSS)                                                        $   (22,686)

      Beginning Retained Earnings (Deficit)                           (59,817)
                                                                  -----------

ENDING RETAINED EARNINGS (DEFICIT)                                $   (82,503)
                                                                  ===========

EARNINGS PER SHARE

      Weighted Average of Outstanding Shares                        5,000,000
                                                                  ===========
      Income (Loss) for Common Stockholders                       $     (0.00)
                                                                  ===========


The accompanying notes are an integral part of these financial statements.



                             KINGDOM KONCRETE, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                      For the Year Ended December 31, 2005


                                                                                                   Retained
                                                  Common Stock                Paid-In             Earnings
                                             Shares          Amount           Capital            (Deficit)             Totals
                                          -------------   -------------   -----------------   -----------------   -----------------

Beginning Stockholder's Equity               5,000,000    $      5,000    $         19,554    $        (59,817)   $        (35,263)

Net (Loss)                                           0               0                   0             (22,686)            (22,686)
                                          -------------   -------------   -----------------   -----------------   -----------------

Ending Stockholders' Equity (Deficit)        5,000,000    $      5,000    $         19,554             (82,503)   $        (57,949)
                                          =============   =============   =================   =================   =================




The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                      Consolidated Statement of Cash Flows
                      For the Year Ended December 31, 2005


CASH FLOWS FROM OPERATING ACTIVITIES
      Net (Loss)                                                   $(22,686)
      Adjustments to reconcile net income to net cash
       provided by operating activities:
           Depreciation                                              26,773
           Increase In Accounts Payable                                 425
                                                                   --------

                Net Cash Provided by Operating Activities             4,512

CASH FLOWS FROM INVESTING ACTIVITIES
      None                                                                0
                                                                   --------
                Net Cash Provided (Used) by Investing Activities          0

CASH FLOWS FROM FINANCING ACTIVITIES
      Payments on Note Payments                                     (10,667)
      Proceeds from Shareholder Loan                                  7,358
                                                                   --------

                Net Cash (Used) by Financing Activities              (3,309)
                                                                   --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                             1,203

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        3,058
                                                                   --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                           $  4,261
                                                                   ========


SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense               $  3,527
                                                                   ========


The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:
         ----------------------------------------------

         Kingdom Koncrete, Inc. (The "Company") operates a carry and go concrete
         business.   The  Company  is  located  in   Rockwall,   Texas  and  was
         incorporated on August 22, 2006 under the laws of the State of Nevada.

         Kingdom Koncrete Inc. is the parent company of Kingdom Concrete, Inc. (Kingdom Texas), a company incorporated under the laws of the State of Texas. Kingdom Texas was established in 2003 and for the past three years has been operating a single plant in Texas.

         On August 22, 2006, Kingdom Koncrete, Inc. ("Koncrete Nevada"), a private holding company established under the laws of Nevada, was formed in order to acquire 100% of the outstanding common stock of Kingdom Texas. On June 30, 2006, Koncrete Nevada issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Kingdom Texas. As a result of the share exchange, Kingdom Texas became the wholly owned subsidiary of Koncrete Nevada. As a result, the shareholders of Kingdom Texas owned a majority of the voting stock of Koncrete Nevada. The transaction was regarded as a reverse merger whereby Kingdom Texas was considered to be the accounting acquirer as its shareholders retained control of Koncrete Nevada after the exchange, although Koncrete Nevada is the legal parent company. The share exchange was treated as a recapitalization of Koncrete Nevada. As such, Kingdom Texas, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Koncrete Nevada had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

         Significant Accounting Policies:
         -------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. It is also necessary for management to determine, measure and allocate resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 1 - (CONTINUED)
--------------------

                  Basis of Presentation:
                  ----------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash Equivalents:
                  ----------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Revenue Recognition:
                  -------------------

                  Revenue  is   recognized   at  the   completion  of  services.
                  Collections are made at point of sale resulting in no accounts receivable.

                  Rental and product sales: Revenue is recognized at the point of sale (i.e. when a customer pays). The cost includes the product in, and the two hour rental of, the mixer. A customer pays before leaving the premises as Kingdom Concrete has completed its service by filling and making the mixer ready for use.

                  Late fees: Revenue is recognized when a mixing trailer is returned late. At his time the fee, as agreed in the sales order, is assessed against the credit card or the customer pays cash.

                  Cleaning fees: Revenue is recognized when a mixing trailer is returned and it has not been cleaned. At this time cleaning fees, as agreed in the sales order, are assessed against the credit card or the customer pays cash.

                  Income Taxes:
                  ------------

                  Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

                  Advertising:
                  -----------

                  Advertising and promotion costs are expensed as incurred. These expenses were $2,504 for the year ending December 31, 2005.

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 1 - (CONTINUED)
--------------------

                  Property and Equipment:
                  ----------------------

                  Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five to seven years.

                  Earnings (Loss) per Share:
                  -------------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  ----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at December 31, 2005 are as follows:

                  Machinery and Equipment                     $  158,458
                  Office Equipment                                   675
                  Leasehold Improvements                           7,245
                  Less:  Accumulated Depreciation               ( 51,618)
                                                              ----------

                           Total Fixed Assets                 $  114,760
                                                              ==========

         Depreciation expense was $26,773 for the period ended December 31, 2005.

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005


NOTE 3 - NOTES PAYABLE
----------------------

         The Company acquired machinery and equipment through a BankOne SBA loan on September 12, 2003 in the amount of $70,000 with an interest rate of 6.59%. The monthly payment is $1,183 including principal and interest for 71 months, due August 12, 2009. Balances at December 31, 2005 are as follows:

                                        Balance        Current        Long-
                                       Remaining       Portion        Term
                                       ---------       -------        ----

                  BankOne SBA Loan     $  47,026       $  11,442      $ 35,584
                                       =========       =========      =========

         Interest expense was $3,527 for the year ended December 31, 2005.

NOTE 4 - COMMON STOCK
---------------------

         The Company is authorized to issue 50,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At December 31, 2005, there were 5,000,000 shares outstanding.


NOTE 5 - INCOME TAXES
---------------------

         The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         The provision for refundable Federal income tax consists of the following:

                  Refundable Federal income tax attributable to:
                  Cumulative net operating loss               $   (82,503)
                  Less: Change in valuation allowance              82,503
                                                              -----------

                           Net refundable amount              $         0
                                                              ===========

                             KINGDOM KONCRETE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2005

NOTE 5 - CONTINUED
------------------

         The cumulative tax effect at the minimum tax rate of 34% of significant items comprising the Company's net deferred tax amounts are as follows:

                  Deferred tax asset attributable to:
                  Net operating loss carryover                $  ( 28,051)
                  Less: Valuation allowance                        28,051
                                                              -----------

                           Net deferred tax asset             $         0
                                                              ===========

         The realization of deferred tax benefits is contingent upon future earnings.


NOTE 6 - DUE TO SHAREHOLDER -RELATED PARTY TRANSACTION
------------------------------------------------------

         The Company is obligated to a shareholder for funds advanced to the Company for start up expenses and working capital. The advances are unsecured and are to be paid back as the Company has excess funds to do so. There is no interest paid on these funds.


NOTE 7 - COMMITMENTS AND CONTINGENCIES
--------------------------------------

         The Organization leases an office and operational facilities on a month to month basis. Rent expense was 12,600 for the year ended December 31, 2005.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Management of Kingdom Koncrete, Inc.
Rockwall, Texas

We have audited the accompanying consolidated balance sheet of Kingdom Koncrete, Inc. as of August 31, 2006 and the related consolidated statements of operations, cash flows and stockholders' equity for the eight months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingdom Koncrete, Inc. as of August 31, 2006, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.







/s/ The Hall Group, CPAs
------------------------
The Hall Group, CPAs

Dallas, Texas
September 28, 2006



                             KINGDOM KONCRETE, INC.
                           Consolidated Balance Sheet
                                 August 31, 2006


ASSETS
      Current Assets
            Cash and Cash Equivalents                                      $   6,478
                                                                           ---------
                Total Current Assets                                           6,478

      Fixed Assets
            Equipment                                                        141,406
            Leasehold Improvements                                             7,245
            Office Equipment                                                     675
            Less: Accumulated Depreciation                                   (62,767)
                                                                           ---------
                Total Fixed Assets                                            86,559
                                                                           ---------

                     TOTAL ASSETS                                          $  93,037
                                                                           =========

LIABILITIES AND STOCKHOLDERS' EQUITY
      Current Liabilities
            Accounts Payable                                               $   1,500
            Due to shareholder                                               114,156
            Current Portion of Long-Term Debt                                 11,953
                                                                           ---------
                Total Current Liabilities                                    127,609

      Long-Term Liabilities
            Notes Payable                                                     39,508
            Less: Current Portion                                            (11,953)
                                                                           ---------
                Total Long-Term Liabilities                                   27,555

                Total Liabilities                                            155,164

      Stockholders' Equity
            Common stock, $.001 par value, 50,000,000 shares authorized,
                5,000,000 shares issued and outstanding                        5,000
            Additional Paid-In Capital                                        19,554
            Retained Earnings (Deficit)                                      (86,681)
                                                                           ---------
                Total Stockholders' Equity (Deficit)                         (62,127)
                                                                           ---------
                     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $  93,037
                                                                           =========


The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                      Consolidated Statement of Operations
                   For the Eight Months Ended August 31, 2006



REVENUES                                                       $    61,274
COST OF SALES                                                       28,934
                                                               -----------
      GROSS PROFIT                                                  32,340

OPERATING EXPENSES
      Depreciation and Amortization                                 17,443
      General and Administrative:
           Bank Charges and Fees                                       923
           Contract Services                                           378
           Insurance                                                 3,099
           Marketing and Advertising                                 1,563
           Offfice Expenses                                            639
           Rent                                                      8,400
           Repairs and Maintenance                                   1,532
           Telephone                                                   579
           Utilities                                                   252
                                                               -----------
               TOTAL OPERATING EXPENSES                             34,808
                                                               -----------

NET OPERATING (LOSS)                                                (2,468)
OTHER INCOME (EXPENSE)
      Gain on Disposal of Fixed Assets                                 234
      Interest Expense                                              (1,944)
                                                               -----------
           TOTAL OTHER INCOME (EXPENSE)                             (1,710)
                                                               -----------

NET (LOSS) BEFORE INCOME TAXES                                      (4,178)
      Provision for Income Taxes (Expense) Benefit                       0
                                                               -----------

NET (LOSS)                                                     $    (4,178)

      Beginning Retained Earnings (Deficit)                        (82,503)
                                                               -----------

ENDING RETAINED EARNINGS (DEFICIT)                             $   (86,681)
                                                               ===========

EARNINGS PER SHARE

      Weighted Average of Outstanding Shares                     5,000,000
                                                               ===========
      Income (Loss) for Common Stockholders                    $      0.00
                                                               ===========



The accompanying notes are an integral part of these financial statements.



                             KINGDOM KONCRETE, INC.
            Consolidated Statement of Changes in Stockholders' Equity
                   For the Eight Months Ended August 31, 2006

                                                                                              Retained
                                            Common Stock                  Paid-In             Earnings
                                      Shares           Amount             Capital             (Deficit)             Totals
                                   --------------   --------------   ------------------   ------------------   ------------------
Beginning Stockholder's
      Equity (Deficit)                 5,000,000    $       5,000    $          19,554    $         (82,503)   $         (57,949)

Net (Loss)                                     0                0                    0               (4,178)              (4,178)
                                   --------------   --------------   ------------------   ------------------   ------------------

Ending Stockholders'
      Equity (Deficit)                 5,000,000    $       5,000    $          19,554              (86,681)   $         (62,127)
                                   ==============   ==============   ==================   ==================   ==================



The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE EIGHT MONTHS ENDED AUGUST 31, 2006


CASH FLOWS FROM OPERATING ACTIVITIES
      Net (Loss)                                                    $ (4,178)
      Adjustments to reconcile net income to net cash
       provided by operating activities:
           Gain on Disposal of Fixed Assets                             (234)
           Depreciation                                               17,443
           Increase in Accounts Payable                                  312
                                                                    --------

                Net Cash Provided by Operating Activities             13,343

CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds from Disposal of Fixed Assets                          10,993
                                                                    --------

                Net Cash Provided by Investing Activities             10,993

CASH FLOWS FROM FINANCING ACTIVITIES
      Payments on Note Payments                                       (7,519)
      Payments on Shareholder Loan                                   (14,600)
                                                                    --------

                Net Cash (Used) by Financing Activities              (22,119)
                                                                    --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                              2,217

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         4,261
                                                                    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                            $  6,478
                                                                    ========


SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense                $  1,944
                                                                    ========


The accompanying notes are an integral part of these financial statements.

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 AUGUST 31, 2006



NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:
         ----------------------------------------------

         Kingdom Koncrete, Inc. (The "Company") operates a carry and go concrete
         business.   The  Company  is  located  in   Rockwall,   Texas  and  was
         incorporated on August 22, 2006 under the laws of the State of Nevada.

         Kingdom Koncrete Inc. is the parent company of Kingdom Concrete, Inc. ("Kingdom Texas"), a company incorporated under the laws of the State of Texas. Kingdom Texas was established in 2003 and for the past three years has been operating a single plant in Texas.

         On August 22, 2006, Kingdom Koncrete, Inc. ("Koncrete Nevada"), a private holding company established under the laws of Nevada, was formed in order to acquire 100% of the outstanding common stock of Kingdom Texas. On June 30, 2006, Koncrete Nevada issued 5,000,000 shares of common stock in exchange for a 100% equity interest in Kingdom Texas. As a result of the share exchange, Kingdom Texas became the wholly owned subsidiary of Koncrete Nevada. As a result, the shareholders of Kingdom Texas owned a majority of the voting stock of Koncrete Nevada. The transaction was regarded as a reverse merger whereby Kingdom Texas was considered to be the accounting acquirer as its shareholders retained control of Koncrete Nevada after the exchange, although Koncrete Nevada is the legal parent company. The share exchange was treated as a recapitalization of Koncrete Nevada. As such, Kingdom Texas, (and its historical financial statements) is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Koncrete Nevada had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

         Significant Accounting Policies:
         -------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. It is also necessary for management to determine, measure and allocate resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 AUGUST 31, 2006

NOTE 1 - (CONTINUED)
-------------------

                  Basis of Presentation:
                  ---------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash Equivalents:
                  ----------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Revenue Recognition:
                  -------------------

                  Revenue is recognized at completion of services. Collections are made at the point of sale resulting in no accounts receivable.

                  Rental and product sales: Revenue is recognized at the point of sale (i.e. when a customer pays). The cost includes the product in, and the two hour rental of, the mixer. A customer pays before leaving the premises as Kingdom Concrete has completed its service by filling and making the mixer ready for use.

                  Late fees: Revenue is recognized when a mixing trailer is returned late. At his time the fee, as agreed in the sales order, is assessed against the credit card or the customer pays cash.

                  Cleaning fees: Revenue is recognized when a mixing trailer is returned and it has not been cleaned. At this time cleaning fees, as agreed in the sales order, are assessed against the credit card or the customer pays cash.

                  Income Taxes:
                  ------------

                  Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

                  Advertising:
                  -----------

                  Advertising and promotion costs are expensed as incurred. These expenses were $1,563 for the eight months ended August 31, 2006.

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 AUGUST 31, 2006


NOTE 1 - (CONTINUED)
--------------------

                  Property and Equipment:
                  ----------------------

                  Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five to seven years.

                  Earnings (Loss) per Share:
                  -------------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  ----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at August 31, 2006 are as follows:

                  Machinery and Equipment                     $  141,406
                  Office Equipment                                   675
                  Leasehold Improvements                           7,245
                  Less:  Accumulated Depreciation               ( 62,767)
                                                              ----------

                           Total Fixed Assets                 $   86,559
                                                              ==========

         Depreciation expense was $17,443 for the eight months ended August 31, 2006.

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 AUGUST 31, 2006

NOTE 3 - NOTES PAYABLE
----------------------


         The Company acquired machinery and equipment through a BankOne SBA loan on September 12, 2003 in the amount of $70,000 with an interest rate of 6.59%. The monthly payment is $1,183 including principal and interest for 71 months, due August 12, 2009. Balances at August 31, 2006 are as follows:

                                            Balance       Current      Long-
                                          Remaining       Portion      Term

                  BankOne SBA Loan        $  39,508       $  11,953     $27,555
                                          =========       =========     =======

         Interest expense was $1,944 for the eight months ended August 31, 2006.

NOTE 4 - COMMON STOCK
---------------------

         The Company is authorized to issue 50,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At August 31, 2006, there were 5,000,000 shares outstanding.


NOTE 5 - INCOME TAXES
---------------------

         The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         The provision for refundable Federal income tax consists of the following:


                  Refundable Federal income tax attributable to:
                  Cumulative net operating loss               $ ( 86,681)
                  Less: Change in valuation allowance             86,681
                                                              ----------

                           Net refundable amount              $        0
                                                              ==========

                             KINGDOM KONCRETE, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                 AUGUST 31, 2006


         The cumulative tax effect at the minimum tax rate of 34% of significant items comprising the Company's net deferred tax amounts are as follows:

                  Deferred tax asset attributable to:
                  Net operating loss carryover                $  ( 29,472)
                  Less: Valuation allowance                        29,472
                                                              -----------

                           Net deferred tax asset             $         0
                                                              ===========

         The realization of deferred tax benefits is contingent upon future earnings.


NOTE 6 - DUE TO SHAREHOLDER -RELATED PARTY TRANSACTION
------------------------------------------------------

         The Company is obligated to a shareholder for funds advanced to the Company for start up expenses and working capital. The advances are unsecured and are to be paid back as the Company has excess funds to do so. There is no interest paid on these funds.


NOTE 7 - COMMITMENTS AND CONTINGENCIES-LEASES
---------------------------------------------

         The Organization leases an office and operational facilities on a month to month basis. Rent expense was $8,400 for the eight months ended August 31, 2006.

                             KINGDOM KONCRETE, INC.

                               4232 Interstate 30
                              Rockwall, Texas 75087
                                 (972) 771-4205




October 31, 2006


U.S. Securities & Exchange Commission
100 F Street NE
Washington, DC 20549



Dear Sir:


         The accompanying comparative financial statements as of August 31, 2006 and 2005 are shown for comparative purposes. The complete audited statements for August 31, 2006 are shown in their entirety earlier in this registration statement and the results for August 31, 2005 are unaudited but are included for comparative purposes.


Sincerely,


/s/ Edward Stevens
------------------
Edward Stevens
President




                             KINGDOM KONCRETE, INC.
 Consolidated Balance Sheets as of August 31, 2006 (Audited) and 2005 (Unaudited)


                                                                                 Audited       Unaudited
                                                                              -------------   ------------
 ASSETS                                                                           2006            2005
                                                                              -------------   ------------

         Current Assets
               Cash and Cash Equivalents                                             6,478          8,673
                                                                              -------------   ------------
                     Total Current Assets                                            6,478          8,673

         Fixed Assets
               Equipment                                                           141,406        158,458
               Leasehold Improvements                                                7,245          7,245
               Office Equipment                                                        675            675
               Less: Accumulated Depreciation                                      (62,767)       (42,694)
                                                                              -------------   ------------
                     Total Fixed Assets                                             86,559        123,684

                                                                              -------------   ------------
                           TOTAL ASSETS                                             93,037        132,357
                                                                              =============   ============

 LIABILITIES AND STOCKHOLDER'S EQUITY
         Current Liabilities
               Accounts Payable                                                      1,500              0
               Due to Shareholder                                                  114,156        128,756
               Current Portion of Long-Term Debt                                    11,953         11,953
                                                                              -------------   ------------
                     Total Current Liabilities                                     127,609        140,709

         Long-Term Liabilities
               Note payable                                                         39,508         50,659
               Less: Current Portion                                               (11,953)       (11,953)
                                                                              -------------   ------------
                     Total Long-Term Liabilities                                    27,555         38,706

                     Total Liabilities                                             155,164        179,415

         Stockholder's Equity
               Common Stock                                                          5,000          5,000
               Additional Paid-In-Capital                                           19,554         19,554
               Retained Earnings (Deficit)                                         (86,681)       (71,612)
                                                                              -------------   ------------
                     Total Stockholders Equity (Deficit)                           (62,127)       (47,058)

                                                                              -------------   ------------
                           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY               93,037        132,357
                                                                              =============   ============

                             KINGDOM KONCRETE, INC.
                Consolidated Comparative Statement of Operations
    For the Eight Months Ended August 31, 2006 (Audited) and 2005 (Unaudited)


                                                      Audited       Unaudited
                                                   -------------   ------------
                                                       2006            2005
                                                   -------------   ------------
 INCOME                                                  61,274         49,924

 COGS                                                    28,934         24,805

 GROSS PROFIT                                            32,340         25,119
                                                          52.8%          50.3%
 Expenses
         Depreciation                                    17,443         17,849
         Insurance                                        3,099          3,359
         Maintenance                                      1,532            671
         Advertising/marketing                            1,563          1,453
         Rent                                             8,400          8,400
         Other                                            2,771          2,426
                                                   ----------------------------
                                                         34,808         34,158

 Ordinary income                                         (2,468)        (9,039)

 Other income/expense
         Gain (loss) on sale of assets                      234              -
         Other income (expense)                               -           (327)
         Interest expense                                (1,944)        (2,429)
         Taxes                                                -              -
                                                   ----------------------------
           Net other income (expense)                    (1,710)        (2,756)

                                                   -------------   ------------
 NET INCOME                                              (4,178)       (11,795)
                                                   =============   ============

         Beginning Retained Earnings (Deficit)          (82,503)       (59,817)

                                                   -------------   ------------
 ENDING RETAINED EARNINGS (DEFICIT)                     (86,681)       (71,612)
                                                   =============   ============



                             KINGDOM KONCRETE, INC.
                      Comparative Statements of Cash Flows
    For the Eight Months Ended August 31, 2006 (Audited) and 2005 (Unaudited)


                                                                          Audited       Unaudited
                                                                       -------------   ------------
                                                                           2006            2005
                                                                       -------------   ------------

 Cash Flows from Operating Activities
         Net (loss)                                                          (4,178)       (11,795)
         Adjustments to net income:
               Gain on sale of assets                                          (234)             0
               Depreciation                                                  17,443         17,849
               Increase in AP                                                   312              0
                                                                       -------------   ------------
                 NET CASH PROVIDED BY OPERATING ACTIVITIES                   13,343          6,054

 Cash Flows from Investing Activities
         Increase in fixed assets                                                 0           (763)
         Proceeds from disposal of assets                                    10,993              0
                                                                       -------------   ------------
                 NET CASH PROVIDE BY INVESTING ACTIVITIES                    10,993           (763)

 Cash Flows from Financing Activities
         Payments on Notes Payable                                           (7,519)        (7,035)
         Increase / decrease in Shareholder Loan                            (14,600)         7,358
                                                                       -------------   ------------
                 NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES           (22,119)           323

 NET INCREASE IN CASH AND CASH EQUIVALENTS                                    2,217          5,614
 Cash and Cash Equivalents at Beginning of Year                               4,261          3,059
 Cash and Cash Equivalents at End of Year                                     6,478          8,673


         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

                                TABLE OF CONTENTS

Prospectus Summary                                                            2
Corporate Information                                                         2
Summary Financial Data                                                        2
Risk Factors                                                                  3
Forward Looking Statements                                                    5
Dilution                                                                      6
Plan of Distribution                                                          7
Use of Proceeds                                                               8
Description of Business                                                       9
Management's Discussion and Plan of Operations                               15
Description of Property                                                      16
Director's, Executive Officers and Significant Employees                     16
Remuneration of Officers and Directors                                       16
Interest of Management and Others in Certain Transactions                    17
Principal Shareholders                                                       17
Significant Parties                                                          18
Securities Being Offered                                                     18
Relationship with Issuer of Experts Named in Registration Statement          19
Legal Proceedings                                                            19
Changes In and Disagreements with Accountants on Accounting
      and Financial Disclosure                                               19
Disclosure of Commission Position of Indemnification for
      Securities Act Liabilities                                             19
Legal Matters                                                                19
Experts                                                                      20
Dividend Policy                                                              20
Capitalization                                                               20
Transfer Agent                                                               21
Financial Statements                                                         F-1

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutues, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article Thirteen of our Articles of Incorporation states:

          A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Nevada. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.


Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                    Minimum          Maximum
                                                  ---------        ---------
        SEC Filing Fee                            $      64        $      64
        Printing and Engraving Expenses               1,000            5,000
        Legal Fees and Expenses                       2,500           15,500
        Edgar Fees                                    2,800            2,800
        Accounting Fees and Expenses                  3,000            3,000
        Blue Sky Fees and Expenses                    4,500            7,000
        Miscellaneous                                 2,905              405
                                                  ---------        ---------
        TOTAL                                     $  16,769        $  33,769

As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.

Item 3.        Undertakings
   1(a) Rule 415 Offering. If the small business issuer is registering securities under Rule 415 of the Securities Act (230.415 of this chapter), that the small business issuer will:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of
         prospectus   filed  with  the   Commission   pursuant  to  Rule  424(b)
         (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                (iii) Include any additional or changed material information on the plan of distribution.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
         (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to his registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to purchaser:
             (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);
            (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
            (iii) The portion of any other free writing  prospectus  relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
            (iv) Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

1(g) That, for determining liability under the Securities Act to any purchaser:
(1) If the small business issuer is relying on Rule 430B:
         (ii) Each  prospectus  required to be filed pursuant to Rule 424(b)(2),
(b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(I),
(2) If the small business issuer is subject to Rule 430C, include the following:
Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify and statement that was made in the registration statement or prospectus that was part of the registration statement or made in any document immediately prior to such date of first use.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:
                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.          Unregistered Securities Issued or Sold Within One Year

         In August 2006, the Company issued 5,000,000 shares of common stock in exchange for 100 % of the outstanding common stock of Kingdom Concrete, Inc., a Texas corporation established in 2003. Of the 5,000,000 shares issued, the President received 4,650,000 shares and Ascot Investors, LLC received 350,000, each receiving their stock for their respective ownership in Kingdom Concrete, Inc, the Texas corporation. At the date of exchange, the equity received for these shares was $24,554. Subsequent to this transaction, Ascot Investors, LLC sold 150,000 shares of its common stock to an unrelated individual. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction in August 2006, the shareholders of a private corporation received their respective shares for their ownership of Kingdom Concrete, Inc. which they received for equity in that company of $24,554. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Rockwall, State of Texas, on December 13, 2006.

                           Kingdom Koncrete, Inc.



                           By: /s/ Edward Stevens
                               ------------------
                                 Edward Stevens, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.

Signature                             Title                          Date
----------------------         -------------------------      ----------------

/s/  Edward Stevens
----------------------
Edward Stevens                  President, Secretary,         December 13, 2006
                                Treasurer, Director

/s/  Edward Stevens
----------------------
Edward Stevens                  Chief Executive Officer       December 13, 2006


/s/  Edward Stevens
----------------------
Edward Stevens                  Chief Financial Officer       December 13, 2006


/s/  Edward Stevens
----------------------
Edward Stevens                  Chief Accounting Officer      December 13, 2006

Item 5.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.                   Identification of Exhibit
   2.1*   -  Articles of Incorporation
   2.4*   -  By Laws
   3.1*   -  Specimen Stock Certificate
   4.1*   -  Form of Subscription Agreement
  10.1    -  Consent of The Hall Group, CPA's
  11.1    -  Opinion and Consent of The Owen Law Firm, P.C.


* Filed previously